UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

PURE BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74621T209

(CUSIP Number)

Rosa Balestrino

Franchise World Headquarters, LLC

325 Sub Way, Milford, CT 06461

(203) 877-4281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74621T209

1	NAME OF REPORTING PERSON FRANCHISE BRANDS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0%
14	TYPE OF REPORTING PERSON	OO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D, dated June 14, 2016, as amended by Amendment No.1 to statement on Schedule 13D, dated August 23, 2016 (collectively, the “Schedule 13D”) with respect to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of PURE BIOSCIENCE, INC., a Delaware corporation (the “Issuer”). This Amendment is being filed on behalf of Franchise Brands, LLC, a Delaware limited liability company (the “Reporting Person”).

ITEM 4.	PURPOSE OF TRANSACTION.

The information in Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person no longer beneficially owns any Common Stock. On December 29, 2017, Plum Investments, L.P. (“Plum Investments”) and the Reporting Person entered into a Securities Transfer Agreement (the “Securities Transfer Agreement”), pursuant to which the Reporting Person transferred and sold and Plum Investments purchased (i) 18,666,666 shares of Common Stock and (ii) a Warrant to purchase 2,133,333 shares of Common Stock, for an aggregate purchase price of $8,399,999.70. This is the final amendment to the Schedule 13D, and an exit filing for the Reporting Person.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information in Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of the date hereof, and after giving effect to the Securities Transfer Agreement, the Reporting Person no longer holds any shares of Common Stock or other securities of the Issuer.

(c) There have been no transactions in the shares of the Common Stock during the sixty days prior to the date hereof by the Reporting Person, other than as disclosed herein.

(e) As of the date hereof, and after giving effect to the Securities Transfer Agreement, the Reporting Person no longer holds any shares of Common Stock or other securities of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. The Securities Transfer Agreement described above includes a grant of a proxy by the Reporting Person to the Company with respect to matters to be decided at the Company’s 2018 Annual Meeting of Stockholders. Additionally, the Reporting Person, Plum Investments and/or Tom Y. Lee (the general partner and sole limited partner of Plum Investments) are parties to (i) a certain Pledge Agreement, pursuant to which Plum Investments has pledged the securities purchased pursuant to the Securities Transfer Agreement to secure certain payment obligations of Plum Investments under the Securities Transfer Agreement and (ii) a Guaranty by Mr. Lee, to provide additional security for the payment obligations of Plum Investments under the Securities Transfer Agreement. Other than as described herein, to the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The information in Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit	Description

A	Securities Transfer Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

B	Pledge Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

C	Guaranty of Tom Y. Lee, dated December 29, 2017, given in favor of Franchise Brands, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2017

FRANCHISE BRANDS, LLC

By:	/s/ John P. Pfannenbecker
John P. Pfannenbecker
Manager

EXHIBIT INDEX

Exhibit	Description

A	Securities Transfer Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

B	Pledge Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

C	Guaranty of Tom Y. Lee, dated December 29, 2017, given in favor of Franchise Brands, LLC.